Exhibit 21.01

UFP Technologies, Inc. (“UFPT”) wholly owns the following companies:

1.               Moulded Fibre Technology, Inc. (“MFT”), a Maine company

2.               Simco Industries, Inc. (“Simco”), a Michigan company

3.               Simco Automotive Trim, Inc. (“SAT”), a Michigan company (wholly-owned by Simco)

4.               Stephenson & Lawyer, Inc. (“S&L”), a Michigan company

5.               Patterson Properties Corporation, a Michigan company (wholly-owned by S&L)